Laidlaw & Company (UK) LTD

521 Fifth Ave, 12th Floor

New York, NY 10175

VIA EDGAR

February 10, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The NFT Gaming Company, Inc. (“Company”)

Registration Statement on Form S-1, filed February 8, 2023

(File No. 333-267879) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters of the Company’s proposed initial public offering, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 p.m., Eastern Time, on Tuesday, February 14, 2023, or as soon thereafter as is practicable, unless the Company or its counsel requests via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission that such Registration Statement be declared effective at some other time.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Laidlaw & Company (UK) Ltd.

By:	/s/ Hugh Regan
Name:	Hugh Regan
Title:	Executive Director